Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Three Months Ended	Three Months Ended
	September 30, 2000	September 30, 1999

BASIC:

Weighted average number of common shares outstanding	8,010	7,983

Net income allocable to common shareholders	$1,470	$1,294

Net income per common share — basic	$0.18	$0.16

DILUTED:

Weighted average number of common shares outstanding	8,010	7,983

Weighted average common stock equivalents - Dilutive options	560	639

Weighted average number of common shares outstanding	8,570	8,622

Net income allocable to common shareholders	$1,470	$1,294

Net income per common share — diluted	$0.17	$0.15